Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

NAME	JURISDICTION OF INCORPORATION
Informatica GmbH	Germany
Informatica Software Limited	United Kingdom
Informatica Software Ltd.	Canada
Informatica Japan KK	Japan
Influence Software	California
Informatica Software (Switzerland) AG	Switzerland
Informatica International, Inc.	Delaware
Informatica Cayman Ltd.	Cayman Islands
IS Informatica Software Ltda.	Brazil
Informatica Belgie N.V.	Belgium
Informatica Nederland B.V.	The Netherlands
Informatica France S.A.S.	France
Striva Corporation	Delaware
Striva Technology Inc.	California
Striva Technology Limited	United Kingdom
Informatica Business Solutions Private Ltd.	India
Informatica International, Inc. – Singapore Branch	Singapore